FASTENAL®

INDUSTRIAL & CONSTRUCTION SUPPLIES

FASTENERS



METALS, ALLOYS & MATERIALS



TOOLS & ACCESSORIES

CUTTING TOOLS

MATERIAL HANDLING



JANITORIAL SUPPLIES



HYDRAULICS & PNEUMATICS



2001 ANNUAL REPORT

ELECTRICAL SUPPLIES



PACKAGING SUPPLIES



WELDING SUPPLIES



SAFETY SUPPLIES



PE 12-31-01

RECD S.E.C.
MAR 5 2002
073

02017129

PROCESSED
MAR 07 2002
P
THOMSON FINANCIAL

GROWTH THROUGH CUSTOMER SERVICE

2001 | Profile of Fastenal Company

Fastenal Company was founded in 1967. As of December 31, 2001, the Company operated 1,025 store sites located in 50 states, Puerto Rico, Canada, Mexico and Singapore and employed 4,263 people at these sites. In addition, there were 2,273 people employed in various support positions. The Company sells approximately 280,000 different types of industrial and construction supplies in eleven product categories. These include approximately 78,000 different types of threaded fasteners and miscellaneous supplies; approximately 58,000 different types of tools; approximately 25,000 different types of metal cutting tool blades; approximately 24,000 different types of fluid transfer components and accessories for hydraulic and pneumatic power; approximately 9,000 different types of material handling and storage products; approximately 5,000 different types of janitorial and paper products; approximately 8,000 different types of electrical supplies; approximately 12,000 different types of welding supplies (excluding gas & welding machines); approximately 29,000 different types of safety supplies; approximately 6,000 different types of raw materials; and approximately 26,000 different types of retail packaged products. As of December 31, 2001, the Company also operated eleven distribution centers located in Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, Utah, North Carolina and Kansas, a packaging facility located in Tennessee, and a packaging/processing center located in both Tennessee and Illinois. The retail packaged product line and the packaging/processing centers were from a 2001 acquisition. Approximately 95.7% of the Company's 2001 sales were attributable to products manufactured by others, and approximately 4.3% related to items manufactured, modified or repaired by either the Company's Manufacturing Division or its Support Services. Since December 31, 2001, the Company has opened additional store sites.


Corporate Headquarters
Winona, Minnesota

This Annual Report, including the sections captioned "President's Letter to Shareholders," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Stock and Financial Data," contains statements that are not historical in nature and that are intended to be, and are hereby identified as, "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), including statements regarding improved results in 2002, opening of new stores, additions of new employees, expansion of foreign operations, capital expenditures, funding of expansion plans, and dividends. A discussion of certain risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements is included in the section of this Annual Report captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company assumes no obligation to update either such forward-looking statements or the discussion of such risks and uncertainties.

2001 | Table of Contents


VOLUME 2
FASTENAL
INDUSTRIAL & CONSTRUCTION SUPPLIES
BIG BLUE
GROWTH THROUGH CUSTOMER SERVICE

2002
BIG BLUE
PRODUCT CATALOG

pages 2-3
PRESIDENT'S LETTER TO SHAREHOLDERS

page 4
SIX-YEAR SELECTED FINANCIAL DATA

pages 5-8
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

page 9
STOCK AND FINANCIAL DATA

page 10
CONSOLIDATED BALANCE SHEETS

page 11
CONSOLIDATED STATEMENTS OF EARNINGS

page 12
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME

page 13
CONSOLIDATED STATEMENTS OF CASH FLOWS

pages 14-19
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

page 20
REPORT OF MANAGEMENT & INDEPENDENT AUDITORS' REPORT

Inside Back Cover
OFFICERS & DIRECTORS
CORPORATE INFORMATION


Your Online Source For
Industrial & Construction Supplies
Sign up to shop online!
Browse Only
Check out these exciting new features!
Shop Online | Services | Locations | Resources | Company | Contact Us
Fastenal is your source for fasteners and industrial supplies.

FASTENAL COMPANY'S WEBSITE
www.fastenal.com

2001 | President's Letter to Shareholders

The year 2001 started out well for Fastenal with a 20.3% daily sales growth rate in January; this was a nice recovery from the 17.8% daily sales growth rate in December 2000. As it turned out, January was our best month of the year; the remainder of the year would have to be described as challenging. As the industrial economy in North America continued to slow, so did our year over year growth rates. Absent the impact of our August 2001 acquisition, our daily sales growth rate bottomed in November at negative 0.3%. We closed the year with a slight rebound in sales growth during December. Our 2001 net sales of $818.3 million, including the acquisition, represents an 8.3% increase over the $755.6 million net sales for 2000.

The slowdown in our business was most noticeable in our large manufacturing customers. Sales to some of our top customers were down more than 30% from the previous year. In spite of this, our branch people worked hard and continued to add new accounts and to increase our number of active accounts every month.

Our net earnings for 2001 of $70.1 million were impacted by the slower sales growth during the year. This was a decline of 13.2% from our 2000 earnings of $80.7 million. Early in 2001 we decided to continue opening new stores even as the economy slowed. We believe this was the right decision and it should help us going forward, but these openings added to our total expenses.

Fastenal had an exciting year for new store openings, passing several milestones. In February we opened our first store in Mexico, locating it in the industrial city of Monterrey. Then in July we opened our first stores in Alaska and Hawaii. This gave us locations in all 50 states. The opening in Hawaii also happened to be our 1,000th store. In August, with the business support of a large customer, we opened our first branch in Asia, locating it in Singapore. Throughout the year we opened 128 stores in four countries. We ended the year with 1,025 stores.

During 2001 The Fastenal School of Business continued to create new programs to help develop our employees. In April we completed a market based planning course. This is a one-week program designed for our store managers. The course was designed to help them better understand the potential in their markets. During the year, 397 managers completed the course. We have also increased the number of product training classes given by our regional development teams.

In August we completed the acquisition of a business operated by two subsidiaries of Textron, Inc. The acquired business packages and sells fasteners to the retail market. The target markets for the acquired business are hardware cooperatives such as Ace, lumberyards and farm & fleet stores. This market is estimated to generate net sales of over $1 billion annually in the United States. The acquired business fits well with our existing distribution structure.

In 2001 we opened a satellite manufacturing facility in our Indianapolis distribution center. Our satellite manufacturing facilities in Fresno, California, and Indianapolis, Indiana concentrate most of their efforts on machining parts that require rapid delivery. These parts are often produced and shipped the same day we receive the order.

Our operations people continued to develop systems to handle products more accurately and efficiently. In December we moved our Kansas City distribution center into a new facility designed by our employees. The material handling system installed in this facility uses the latest technology in scanning and sortation. We also completed an 80,000 sq. ft. expansion to our distribution center in Scranton, Pennsylvania.

2001 President's Letter to Shareholders continued

Product development continued to move at a steady pace in 2001 as we completed the introduction of our safety products line. We sold some of these products in the past, but we now have a more complete line. A section of our new catalog is dedicated to these safety products. We are also working on several other new product introductions. Our 2002 catalog has 32 pages of metal products, including rods, sheets, and angles. This new product line is targeted at the maintenance and small contractor markets.

During 2001 we made great strides in our marketing initiatives. We started a direct mail program in 2000 with the support of our suppliers. In 2001 we more than doubled the size of this program, mailing over 5 million 32-page product catalogs to over 700,000 industrial and construction companies in the U.S. and Canada. We also printed 207,000 copies of our 1,500 page (big blue) catalog and distributed them to our customers.

As I said in the opening paragraph, 2001 was a challenging year for Fastenal, but I am very proud of everything the dedicated employees in our company accomplished in a difficult economic environment. I believe 2002 will be a much better year for our company. Our plans are to continue opening new stores, hiring additional personnel, and creating more opportunities for all of the great people that have chosen to build a career at Fastenal.

Thank you for your continued support and believing in our company and our people.

Will Oberton


Proven
Distribution Network
FASTENAL
INDUSTRIAL & CONSTRUCTION SUPPLIES

2001 | Six-Year Selected Financial Data

(AMOUNTS IN THOUSANDS EXCEPT EARNINGS AND DIVIDENDS PER SHARE INFORMATION.)

Operating Results Years Ended Dec. 31	*2001*	*Percent Change*	*2000*	*1999*	*1998*	*1997*	*1996*
Net sales[1]	$ 818,283	8.3%	$ 755,618	618,191	511,233	404,248	292,311
Gross profit[1]	412,427	6.3%	388,118	319,460	265,179	209,143	152,677
Earnings before income taxes	113,634	(13.5%)	131,430	106,479	86,123	67,336	54,432
Net earnings	70,112	(13.2%)	80,730	65,455	52,953	40,834	32,539
Basic and diluted earnings per share	1.85	(13.1%)	2.13	1.73	1.40	1.08	.86
Dividends per share	$ .09	12.5%	$ .08	.04	.02	.02	.02
Weighted average shares outstanding	37,939	—	37,939	37,939	37,939	37,939	37,939
Financial Position December 31							
Net working capital	$ 300,680	21.3%	$ 247,876[2]	193,744	142,459	106,555	78,417
Total assets	475,244	18.1%	402,464	318,621	251,234	205,137	151,545
Total stockholders' equity	$ 424,888	18.3%	$ 359,258	281,960	217,646	165,872	125,967

[1] The net sales and gross profit dollar amounts for 1996 to 2000 have been restated to reflect the reclassification of shipping and handling costs billed to customers and sales incentives paid to customers. The gross profit dollar amounts for 1996 to 2000 have also been restated to reflect outbound shipping costs as a cost of sale. These amounts were previously included in operating and administrative expenses. This reclassification was in accordance with Emerging Issues Task Force (EITF) 00-10, *Accounting for Shipping and Handling Fees and Costs,* and EITF 00-22, *Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future.*

[2] The 2000 net working capital was reclassified to conform to the 2001 presentation. This reclassification did not impact 1999 and earlier years.

2001 Management's Discussion & Analysis of Financial Condition & Results of Operations

(AMOUNTS IN THOUSANDS EXCEPT PERSONNEL COUNTS AND DIVIDENDS PER SHARE.)

Results of Operations

Net sales for 2001 exceeded net sales for 2000 by 8.3%. This compares with a 22.2% net sales growth rate experienced from 1999 to 2000. The increase in net sales in 2001 came primarily from new site openings, unit sales growth in existing sites less than 5 years old, growth in the newer product lines, and an acquisition completed on August 31, 2001. This growth was tempered by a contraction of 3.0% in the sales of sites open more than 5 years and by a deflationary impact to pricing during the year. The increase in net sales in 2000 came primarily from new site openings, unit sales growth in existing sites, and growth in the newer product lines. The growth in 2000 was also tempered by a slight deflationary impact to pricing in the first half of the year. The following table indicates: (1) percentage of net sales from the Fastenal® product line and from the newer product lines, and (2) product lines added to the original fastener product line and the year of introduction.

	Introduced	2001	2000
Fastenal Product Line	1967	58.8%	64.5%
Tools	1993	11.6%	12.5%
Cutting Tools	1996	5.5%	5.3%
Hydraulics & Pneumatics	1996	5.2%	4.8%
Material Handling	1996	6.7%	6.4%
Janitorial Supplies	1996	2.5%	2.0%
Electrical Supplies	1997	2.4%	1.5%
Welding Supplies	1997	2.3%	0.6%
Safety Supplies	1999	3.3%	2.2%
Raw Materials	2001	0.2%	–
Retail Packaged Products*	2001	1.0%	–
Other	–	0.5%	0.2%

*The Retail Packaged Product line was added as a result of the August 2001 acquisition. This acquired business produced $8,526 of net sales in 2001.

Threaded fasteners accounted for approximately 49%, 51% and 51% of the Company's consolidated sales in 2001, 2000 and 1999, respectively. Sites opened in 2001 contributed approximately $21,620 (or 2.6%) to 2001 net sales. Sites opened in 2000 contributed approximately $35,900 (or 4.4%) to 2001 net sales and approximately $7,940 (or 1.1%) to 2000 net sales. The rate of growth in sales of sites generally levels off after sites have been open for five years, and the sales of older sites typically vary more with the economy than the sales of younger sites.

Gross profit as a percent of net sales was 50.4% in 2001, 51.4% in 2000 and 51.7% in 1999. The fluctuations resulted primarily from changes in the mix of products being sold. Absent the August 2001 acquisition, the 2001 gross profit percent would have been approximately 0.3% higher.

Operating and administrative expenses were 36.7% of net sales in 2001 compared to 34.2% of net sales in 2000 and 34.6% of net sales in 1999. The fluctuations in operating and administrative costs were primarily due to changes in payroll and related costs, changes in occupancy costs, and, with respect to 2001, reductions in net sales in stores greater than five years old and the impact of the August 2001 acquisition. In 2001, payroll and related costs increased at a rate which was greater than the rate of increase in net sales. In 2000, payroll and related costs increased at a rate which was less than the rate of increase in net sales. The increases in payroll and related costs were due to the following increases in the average number of employees:

	2001	2000
Sales Personnel	7.4%	22.0%
Support Personnel	8.3%	20.0%

In 2001, the rate of increase in occupancy costs was greater than the rate of increase in net sales. In 2000, the rate of increase in occupancy costs was less than the rate of increase in net sales. Occupancy costs increased in both years due to a 14.3% and an 11.1% increase in the number of sites in 2001 and 2000, respectively, and, in 2000, due to the relocation of existing stores to larger sites to accommodate their growth in activity and the introduction of new product lines. Distribution costs benefited from productivity gains in 2000.

Net interest income/expense in 2001 increased $207 over 2000. Net interest income/expense in 2000 increased $1,458 over 1999. Changes were due to the fluctuations in the weighted average amount of outstanding Company borrowings and investments less the impact of lower interest rates in 2001. The loss/gains on disposal of property and equipment in 2001, 2000 and 1999 came primarily from the disposal of used vehicles.

(AMOUNTS IN THOUSANDS EXCEPT PERSONNEL COUNTS AND DIVIDENDS PER SHARE)

Net earnings contracted 13.2% from 2000 to 2001 and grew 23.3% from 1999 to 2000. The contraction in net earnings in 2001 resulted primarily from (1) lower net sales growth, (2) the decrease in gross margin percentage, caused primarily by changes in product mix, (3) the decrease in the gross margin dollars generated in older stores due to decreases in net sales, (4) the additional expenses of store site openings (see comments earlier), (5) the added impact of increases in utility and health care costs when compared to the same period in 2000, and (6) the increase in depreciation expense associated with additions of property and equipment, most notably software and hardware for the Company's management information system. The growth in net earnings in 2000 resulted primarily from increased net sales. In 2000 the net earnings growth rate was higher than that of net sales because of the earlier mentioned impact of operating and administrative costs.

The Asian economic turmoil impacted the Company in several ways during 2000. During 1999, the Company experienced lower prices on low-carbon and stainless steel fasteners imported from the Far East when compared to most of 1998. To the extent the Company was able to retain the cost advantage, gross margins improved. However, these lower costs also affected net sales because some of the lower costs were passed on to customers in the competitive marketplace. During the winter of 1999/2000 this trend began to reverse itself and prices began to increase. To the extent the Company was able to pass on these increases, gross margins were not impacted. However, during the second quarter of 2000 the Company did experience a reduction in the gross margin percentage. This trend was reversed in the third and fourth quarters of 2000. In 2000 the Company also experienced lower net sales of products to customers who export to the Far East when compared to sales levels to these customers in most of 1999.

In addition to the impacts of the Far East situation, 2001 and 2000 showed a continuation of the slowdown in the manufacturing activity of customers we sell to in the U.S. and Canada.

Effects of Inflation

Price deflation related to certain products negatively impacted net sales in 2001, 2000 and 1999.

Critical Accounting Policies

The Company's estimates related to certain assets and liabilities are an integral part of the consolidated financial statements. These estimates are considered critical to the consolidated financial statements because they require subjective and complex judgments.

Allowance for doubtful accounts – This reserve is for accounts receivable balances that are potentially uncollectible. The reserve is based on (1) an analysis of customer accounts and (2) the Company's historical experience with accounts receivable write-offs. The analysis would include the age of the receivable, the financial condition of a customer or industry, and general economic conditions. Management believes the results could be materially different if historical trends do not reflect actual results or if economic conditions worsened for the Company's customers.

Inventory reserves – This reserve is for shrinkage, slow moving, and obsolete inventory. The reserve is based on an analysis of inventory trends. The analysis would include inventory levels, physical inventory counts, cycle count adjustments, the nature of the product and its inherent risk of obsolescence, the gross margin of the product, and the on-hand quantities relative to the sales history for the product. Management believes the results could be materially different if historical trends do not reflect actual results or if demand for the Company's products decreased because of economic or competitive conditions.

Health insurance reserves – This reserve is for incurred but not reported health claims. The reserve is based on an external analysis of the Company's historical claim reporting trends. Management believes the results could be materially different if historical trends do not reflect actual results.

General insurance reserves – This reserve for general insurance claims. The reserve is based on an external analysis of the Company's historical general insurance trends. Management believes the results could be materially different if historical trends do not reflect actual results.

(AMOUNTS IN THOUSANDS EXCEPT PERSONNEL COUNTS AND DIVIDENDS PER SHARE)

Liquidity and Capital Resources

Net cash provided by operating activities was:

2001	$ 91,727
2000	$ 38,253
1999	$ 55,989

The 2001 increase in net cash provided by operating activities was primarily due to the decrease in cash needed to fund trade accounts receivable and inventory due to lower sales growth in 2001. In 2000, these two assets consumed $62,524 of cash, while in 2001 these two assets generated $3,627 of cash. The 2000 decrease in net cash provided by operating activities was primarily due to the 34.2% increase in inventory levels.

Net cash used in investing activities was:

2001	$ 60,648
2000	$ 43,300
1999	$ 24,654

The 2001 increase in net cash used in investing activities resulted primarily from the purchase of a business and from the increase in marketable securities. The 2000 increase in net cash used in investing activities resulted primarily from an increase in marketable securities and from a decrease in the proceeds from sale of property and equipment. This decrease is directly related to the migration of our vehicles from owned to leased in 2000.

The Company has future commitments for leased facilities and for leased vehicles at December 31, 2001. The Company has $6,533 of long-term debt related to an Industrial Revenue Bond (IRB) at December 31, 2001, and had no long-term debt at December 31, 2000 and 1999. The Company has a letter of credit issued on its behalf to its insurance carrier. See notes 8 and 9 of the Notes to Consolidated Financial Statements for additional information related to these obligations and to our current line of credit.

The future contractual cash obligations related to these commitments are as follows:

	Total	2002	2003	2004 and 2005	After 2005
Facilities	$ 23,795	13,698	7,114	2,407	576
Vehicles	11,106	7,099	2,406	1,601	–
IRB	6,533	653	653	1,306	3,921
Total	$ 41,434	21,450	10,173	5,314	4,497

The future commercial commitment related to the letter of credit is $3,969.

The Company paid an annual dividend of $.09 per share in 2001, $.08 per share in 2000 and $.04 per share in 1999.

As of December 31, 2001, the Company had no material outstanding commitments for capital expenditures.

The Company expects to make approximately $30,000 in total capital expenditures in 2002, consisting of approximately $14,000 for manufacturing, warehouse and packaging equipment and facilities, approximately $8,000 for data processing equipment, and approximately $8,000 for vehicles. The capital expenditures for vehicles, which represented a substantial portion of the total amount in prior years, represented a smaller portion in both 2001 and 2000. This decrease, from earlier years, is a direct result of increases in the number of vehicles leased as opposed to owned. We expect this to recur in 2002.

Management anticipates funding its current expansion plans with cash generated from operations, from available cash and cash equivalents, and, to a lesser degree, from its borrowing capacity. In addition to opening new sites in the United States, the Company plans to continue opening additional sites in Canada, Puerto Rico, Mexico and Singapore.

(AMOUNTS IN THOUSANDS EXCEPT PERSONNEL COUNTS AND DIVIDENDS PER SHARE.)

Market Risk Management

The Company is exposed to certain market risks from changes in interest rates and foreign currency exchange rates. Changes in these factors cause fluctuations in the Company's earnings and cash flows. The Company evaluates and manages exposure to these market risks as follows:

Interest Rates – The Company has a $15,000 line of credit of which $0 was outstanding at December 31, 2001. The line bears interest at .9% over the LIBOR rate.

Foreign Currency Exchange Rates – Foreign currency fluctuations can affect the Company's net investments and earnings denominated in foreign currencies. The Company's primary exchange rate exposure is with the Canadian dollar against the U.S. dollar. The Company's estimated net earnings exposure for foreign currency exchange rates was not material at December 31, 2001.

Certain Risks and Uncertainties

Certain statements in this Annual Report, in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made by or with approval of the Company's executive officers constitute or will constitute "forward-looking statements" under the Reform Act. The following factors are among those that could cause the Company's actual results to differ materially from those predicted in such forward-looking statements: (i) an upturn or downturn in the economy could impact sales at existing stores and the rates of new store openings and additions of new employees, (ii) a change, from that projected, in the number of markets able to support future store sites could impact the rates of new store openings and additions of new employees, (iii) the ability of the Company to develop product expertise at the store level, to identify future product lines that complement existing product lines, to transport and store certain hazardous products and to otherwise integrate new product lines into the Company's existing stores and distribution network could impact sales and margins, (iv) the ability of the Company to successfully attract and retain qualified personnel to staff the Company's stores could impact sales at existing stores and the rate of new store openings, (v) changes in governmental regulations related to product quality or product source traceability could impact the cost to the Company of regulatory compliance, (vi) inclement weather could impact the Company's distribution network, (vii) foreign currency fluctuations, changes in trade relations, or fluctuations in the relative strength of foreign economies could impact the ability of the Company to procure products overseas at competitive prices and the Company's sales, (viii) disruptions caused by the implementation of the Company's new management information systems infrastructure could impact sales, and (ix) changes in the rate of new store openings could impact expenditures for computers and other capital equipment.

New Accounting Pronouncements

During 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Account Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with SFAS No. 142. The company's net goodwill at December 31, 2001 was $1,405. The related goodwill amortization was $152 in 2001. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144, which will supersede SFAS No. 121, retains many of the fundamental provisions of that Statement. The adoption of both SFAS 142 and 144 is not expected to have a significant impact on the Company's financial condition or results of operations.

2001 Stock & Financial Data

Common Stock Data

The Company's shares are traded on The Nasdaq Stock Market under the symbol "FAST". The following table sets forth, by quarter, the high and low closing sale price of the Company's shares on The Nasdaq Stock Market for 2001 and 2000.

2001:	High	Low
First quarter	$ 64.06	48.37
Second quarter	73.00	49.00
Third quarter	67.90	50.47
Fourth quarter	67.45	54.64

2000:	High	Low
First quarter	$ 49.75	35.69
Second quarter	73.31	45.25
Third quarter	68.88	51.06
Fourth quarter	62.75	45.13

As of February 16, 2002, there were approximately 2,400 recordholders of the Company's Common Stock. A $.09 annual dividend per share was paid in 2001 and an $.08 annual dividend per share was paid in 2000. On January 18, 2002, the Company announced a $.10 annual dividend per share to be paid on March 8, 2002 to shareholders of record at the close of business on February 22, 2002. The Company expects that it will continue to pay comparable cash dividends in the foreseeable future, provided that any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the board of directors.

Selected Quarterly Financial Data (Unaudited)[1]

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

2001:	Net sales	Gross profit	Net earnings	Earnings per share
First quarter	$ 203,374	104,555	20,739	.55
Second quarter	207,442	104,631	19,018	.50
Third quarter	209,397	104,774	17,001	.45
Fourth quarter	198,070	98,467	13,354	.35
Total	$ 818,283	412,427	70,112	1.85

2000:	Net sales	Gross profit	Net earnings	Earnings per share
First quarter	$ 178,687	91,924	20,046	.53
Second quarter	191,177	97,305	20,975	.55
Third quarter	195,407	100,631	20,802	.55
Fourth quarter	190,347	98,258	18,907	.50
Total	$ 755,618	388,118	80,730	2.13

[1] The net sales and gross profit dollar amounts for all periods presented have been restated to reflect the reclassification of shipping and handling costs billed to customers and sales incentives paid to customers. The gross profit dollar amounts for all periods presented have also been restated to reflect outbound shipping costs as a cost of sale. These amounts were previously included in operating and administrative expenses. This reclassification was in accordance with Emerging Issues Task Force (EITF) 00-10, *Accounting for Shipping and Handling Fees and Costs*, and EITF 00-22, *Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future.*

2001 Consolidated Balance Sheets

DECEMBER 31, 2001 & 2000

(AMOUNTS IN THOUSANDS EXCEPT SHARE INFORMATION)

Assets	*2001*	*2000*
Current assets:		
Cash and cash equivalents	$ 47,264	19,710
Marketable securities	21,258	4,028
Trade accounts receivable, net of allowance for doubtful accounts of $3,474 and $2,238, respectively	101,356	106,120
Inventories	152,706	143,068
Deferred income tax asset	4,696	4,060
Other current assets	13,961	7,469
Total current assets	341,241	284,455
Marketable securities	9,374	8,969
Property and equipment, less accumulated depreciation	121,607	105,807
Other assets, net	3,022	3,233
Total assets	$ 475,244	402,464

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 20,100	19,898
Accrued expenses	17,973	13,502
Income tax payable	2,488	3,179
Total current liabilities	40,561	36,579
Deferred income tax liability	9,795	6,627
Stockholders' equity:		
Preferred stock	—	—
Common stock, 50,000,000 shares authorized 37,938,688 shares issued	379	379
Additional paid-in capital	4,424	4,424
Retained earnings	421,945	355,248
Accumulated other comprehensive loss	(1,860)	(793)
Total stockholders' equity	424,888	359,258
Commitments (notes 5, 8, and 9)		
Total liabilities and stockholders' equity	$ 475,244	402,464

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

2001 | Consolidated Statements of Earnings

(AMOUNTS IN THOUSANDS EXCEPT EARNINGS PER SHARE.)

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

	2001	2000	1999
Net sales	$ 818,283	755,618	618,191
Cost of sales	405,856	367,500	298,731
Gross profit	412,427	388,118	319,460
Operating and administrative expenses	300,696	258,561	213,774
Operating income	111,731	129,557	105,686
Other income (expense):			
Interest income	2,242	2,035	634
Interest expense	0	0	(57)
(Loss) gain on disposal of property and equipment	(339)	(162)	216
Total other income	1,903	1,873	793
Earnings before income taxes	113,634	131,430	106,479
Income tax expense	43,522	50,700	41,024
Net earnings	$ 70,112	80,730	65,455
Basic and diluted earnings per share	$ 1.85	2.13	1.73
Weighted average shares outstanding	37,939	37,939	37,939

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

2001 Consolidated Statements of Stockholders' Equity & Comprehensive Income

(AMOUNTS IN THOUSANDS.)

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balances as of December 31, 1998	37,939	$ 379	4,424	213,615	(772)	217,646
Dividends paid in cash	—	—	—	(1,517)	—	(1,517)
Net earnings for the year	—	—	—	65,455	—	65,455
Translation adjustment	—	—	—	—	376	376
Total comprehensive income						65,831
Balances as of December 31, 1999	37,939	$ 379	4,424	277,553	(396)	281,960
Dividends paid in cash	—	—	—	(3,035)	—	(3,035)
Net earnings for the year	—	—	—	80,730	—	80,730
Translation adjustment	—	—	—	—	(397)	(397)
Total comprehensive income						80,333
Balances as of December 31, 2000	37,939	$ 379	4,424	355,248	(793)	359,258
Dividends paid in cash	—	—	—	(3,415)	—	(3,415)
Net earnings for the year	—	—	—	70,112	—	70,112
Translation adjustment	—	—	—	—	(1,067)	(1,067)
Total comprehensive income						69,045
Balances as of December 31, 2001	37,939	$379	4,424	421,945	(1,860)	424,888

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

2001 Consolidated Statements of Cash Flows

(AMOUNTS IN THOUSANDS.)

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 70,112	80,730	65,455
Adjustments to reconcile net earnings to			
net cash provided by operating activities:			
Depreciation of property and equipment	14,747	11,757	11,777
Loss (gain) on disposal of property and equipment	339	162	(216)
Bad debt expense	5,453	4,496	3,566
Deferred income taxes	2,532	2,453	(354)
Amortization of goodwill and non-compete agreement	220	220	220
Changes in operating assets and liabilities, net of acquisition			
Trade accounts receivable	6,232	(26,053)	(19,631)
Inventories	(2,605)	(36,471)	(12,863)
Other current assets	(4,407)	(1,959)	1,127
Accounts payable	(1,835)	573	1,914
Accrued expenses	1,630	1,717	2,786
Income taxes payable	(691)	628	2,208
Net cash provided by operating activities	91,727	38,253	55,989
Cash flows from investing activities:			
Purchases of business and property and equipment	(45,342)	(36,729)	(39,176)
Proceeds from sale of property and equipment	3,295	6,633	14,197
Translation adjustment	(957)	(340)	376
Net (increase) decrease in marketable securities	(17,635)	(12,782)	50
Increase in other assets	(9)	(82)	(101)
Net cash used in investing activities	(60,648)	(43,300)	(24,654)
Cash flows from financing activities:			
Net decrease in line of credit	—	—	(4,055)
Payment of dividends	(3,415)	(3,035)	(1,517)
Net cash used in financing activities	(3,415)	(3,035)	(5,572)
Effect of exchange rate changes on cash	(110)	(57)	—
Net increase (decrease) in cash and cash equivalents	27,554	(8,139)	25,763
Cash and cash equivalents at beginning of year	19,710	27,849	2,086
Cash and cash equivalents at end of year	$ 47,264	19,710	27,849
Supplemental disclosure of cash flow information:			
Cash paid during each year for:			
Income taxes	$ 41,682	50,072	38,183
Interest	$ —	—	87

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA.)

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Fastenal Company and its wholly-owned subsidiaries, Fastenal Company Services, Fastenal Company Purchasing, Fastenal Company Leasing, Fastenal Canada Company, Fastenal Mexico, S. de R.L. de C.V., Fastenal Mexico Services, S. de R.L. de C.V., and Fastenal Singapore P.T.E., Ltd. (collectively referred to as the Company). All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes sales and the related cost of sales on the accrual basis of accounting at the time products are shipped to or picked up by customers.

Reclassifications

Certain amounts in the consolidated balance sheets and consolidated statements of cash flows were restated to conform to the current presentation.

During 2001, the Company adopted the provisions of Emerging Issues Task Force (EITF) 00-10, *Accounting for Shipping and Handling Fees and Costs,* and EITF 00-22, *Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future.* As required by EITF 00-10 and EITF 00-22, the Company has reclassified shipping and handling costs billed to customers as an increase of net sales and incentives paid to customers as a reduction of net sales. The Company has also reclassified outbound shipping costs to cost of sales. These amounts were previously included in operating and administrative expenses. The reclassification resulted in a net increase in net sales of $9,878 and $9,005 in 2000 and 1999, respectively. The reclassification resulted in an increase in cost of sales of $10,320 and $8,811 in 2000 and 1999, respectively. Certain delivery costs such as labor and transportation can not be readilly allocated between selling and delivery activities and continue to be included in operating and administration costs.

Financial Instruments

All financial instruments are carried at amounts that approximate estimated fair value.

Cash Equivalents

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly-liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories, consisting of merchandise held for resale, are stated at the lower of cost (first in, first out method) or market.

Marketable Securities

Marketable securities as of December 31, 2001 and 2000 consist of debt securities. The Company classifies its debt securities as available-for-sale. Available-for-sale securities are recorded at fair value based on current market value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings, but are included in comprehensive income, and are reported as a separate component of stockholders' equity until realized, provided that a decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

The amortized cost approximated the fair value of available-for-sale debt securities as of December 31, 2001 and 2000.

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA.)

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

1 Summary of Significant Accounting Policies continued

Property and Equipment

Property and equipment are stated at cost. Depreciation on buildings and equipment is provided for using the straight line method over the anticipated economic useful lives of the related property.

Other Assets

Other assets consists of prepaid security deposits, goodwill and a non-compete agreement. Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over 15 years. The non-compete agreement is amortized on a straight-line basis over 15 years. Goodwill and other long-term asset balances are reviewed periodically to determine that the unamortized balances are recoverable. In evaluating the recoverability of these assets, the following factors, among others, are considered: a significant change in the factors used to determine the amortization period, an adverse change in legal factors or in the business climate, a transition to a new product or services strategy, a significant change in the customer base, and/or a realization of failed marketing efforts. If the unamortized balance is believed to be unrecoverable, the Company recognizes an impairment charge necessary to reduce the unamortized balance to the amount of undiscounted cash flows expected to be generated over the remaining life. If the acquired entity has been integrated into other operations and cash flows cannot be separately measured, the Company recognizes an impairment charge necessary to reduce the unamortized balance to its estimated fair value. The amount of impairment is charged to earnings as a part of operating and administrative expenses in the current period.

Long-Lived Assets

The Company reviews tangible and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company has not granted any stock options. During 2000, the Company established a stock appreciation rights (SAR) plan. During 2001 and 2000, the Company granted 4,000 and 10,000 SAR units, respectively, under this plan. The SAR units are exerciseable in 2002 and 2003. The Company recognized $154 and $0 compensation expense during 2001 and 2000, respectively, related to the SAR plan.

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA.)

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

1 Summary of Significant Accounting Policies continued

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding.

Segment Reporting

The Company has reviewed SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, and determined the Company meets the aggregation criteria outlined as the various operations of the Company have similar (1) economic characteristics, (2) products and services, (3) customers, (4) distribution channels, and (5) regulatory environments. Therefore the Company reports as a single business segment.

2 Property and Equipment

Property and equipment as of December 31 consists of the following:

	Depreciable life in years	*2001*	*2000*
Land	—	$ 7,029	6,703
Buildings and improvements	31 to 39	37,572	34,123
Equipment and shelving	3 to 10	111,079	82,180
Transportation equipment	3 to 5	17,413	18,362
Construction in progress	—	13,349	17,461
		186,442	158,829
Less accumulated depreciation		(64,835)	(53,022)
Net property and equipment		$121,607	105,807

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA.)

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

3 Accrued Expenses

Accrued expenses as of December 31 consist of the following:

	2001	2000
Payroll and related taxes	$ 7,273	6,359
Bonuses and commissions	3,449	3,480
Insurance	2,371	1,577
Sales and real estate taxes	1,062	982
Other	3,818	1,104
	$ 17,973	13,502

4 Acquisition of Business

On August 31, 2001, the Company acquired certain assets of two subsidiaries of Textron, Inc. These assets were used in their business of selling packaged fasteners to the retail market (Do-It-Yourself or DIY Business). The asset were purchased for a cash payment at closing. The acquisition was not material to the financial statements of the Company.

On July 1, 2001, the Company adopted SFAS No. 141, *Business Combinations*. SFAS 141 requires the use of the purchase method of accounting and, accordingly, the operating results of the DIY Business have been included in the Company's consolidated financial statements since the date of acquisition. The total purchase price was allocated to tangible assets and liabilities based upon the estimate of their fair value on the acquisition date. The final purchase price remains contingent on resolution of the closing balance sheet. The final purchase price could result in tangible assets in excess of the cash paid and liabilities assumed, or negative goodwill. The negative goodwill realized, if any, will be recognized in income when the purchase price is finalized.

The DIY Business was purchased after a prolonged period of contraction; therefore, the historical sales and earnings are not reflective of the DIY Business's current operations. If the business combination had occurred at the beginning of the respective years, net income would not have been materially different from the amounts reported. The net sales from the DIY Business totaled $8,526 from August 31, 2001 through December 31, 2001. The DIY Business has operated at approximately a break even level from August 31, 2001 through December 31, 2001.

5 Stockholders' Equity

Preferred stock has a par value of $.01 per share. There were 5,000,000 shares authorized and no shares issued as of December 31, 2001 and 2000.

Common Stock has a par value of $.01 per share. There were 50,000,000 shares authorized and 37,938,688 shares issued and outstanding as of December 31, 2001 and 2000.

Dividends

On January 18, 2002, the Company's board of directors declared a dividend of $.10 per share of Common Stock to be paid in cash on March 8, 2002 to shareholders of record at the close of business on February 22, 2002.

6 Retirement Plan

In 1998 the Company established the Fastenal Company and Subsidiaries 401(k) Plan. This plan covers all employees of the Company in the United States. The Company made no contributions to the plan in 2001, 2000 or 1999.

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA.)

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

7 Income Taxes

Components of income tax expense (benefit) are as follows:

2001:	*Current*	*Deferred*	*Total*
Federal	$ 35,623	2,199	37,822
State	5,367	333	5,700
	$ 40,990	2,532	43,522

2000:	*Current*	*Deferred*	*Total*
Federal	$ 41,472	2,110	43,582
State	6,775	343	7,118
	$ 48,247	2,453	50,700

1999:	*Current*	*Deferred*	*Total*
Federal	$ 35,618	(305)	35,313
State	5,760	(49)	5,711
	$ 41,378	(354)	41,024

Income tax expense in the accompanying consolidated financial statements differs from the "expected" tax expense as follows:

	2001	*2000*	*1999*
Federal income tax expense at the "expected" rate of 35%	$ 39,772	46,000	37,268
Increase attributed to:			
State income taxes, net of federal benefit	3,705	4,627	3,712
Other, net	45	73	44
Total income tax expense	$ 43,522	50,700	41,024

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31 are as follows:

	2001	*2000*
Deferred tax asset (liability):		
Inventory costing and valuation methods	$ 2,020	2,597
Allowance for doubtful accounts receivable	1,188	862
Insurance claims payable	965	628
Fixed assets	(9,795)	(6,627)
Other, net	523	(27)
Net deferred tax liability	$ (5,099)	(2,567)

No valuation allowance for deferred tax assets was necessary as of December 31, 2001 and 2000. The character of the deferred tax assets is such that they can be realized through carryback to prior tax periods or offset against future taxable income.

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA.)

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

8 Operating Leases

The Company leases space under non-cancelable operating leases for its California, North Carolina, Utah and Washington distribution centers, its Tennessee packaging center, and certain store sites with initial terms of one to 48 months. The Company leases its Illinois packaging/processing center under an assumed lease with five years remaining on the lease.

The Company leases certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36 month term. The pick-up leases typically have a 72 month term and include an early buy out clause the Company intends to exercise, thereby giving the leases an effective term of 12-15 months.

Future minimum annual rentals for the leased facilities and the leased vehicles are as follows:

	Leased Facilities	*Leased Vehicles*	*Total*
2002	$ 13,698	7,099	20,797
2003	7,114	2,406	9,520
2004	1,910	1,601	3,511
2005	497	-	497
2006 and thereafter	576	-	576

Rent expense under all operating leases is as follows:

	Leased Facilities	*Leased Vehicles*	*Total*
2001	$ 19,826	10,660	30,486
2000	16,899	8,328	25,227
1999	14,867	4,282	19,149

9 Lines of Credit and Commitments

The Company has a line of credit arrangement with a bank which expires June 30, 2002. The line allows for borrowings of up to $15,000 at .9% over the LIBOR rate. On December 31, 2001 there is $0 outstanding on the line.

The Company currently has a letter of credit issued on its behalf to its insurance carrier. As of December 31, 2001, the total undrawn balance of this letter of credit is $3,969.

During 2001, the Company completed the construction of a new building for its Kansas City warehouse. This Company was required to obtain financing for this facility under an Industrial Revenue Bond (IRB). The Company subsequently purchased 100% of the outstanding bonds under the IRB at par. In addition to purchasing the outstanding obligations, the Company has a right of offset included in the IRB debt agreement. Accordingly, the Company has netted the impact of the IRB in the accompanying consolidated financial statements. The total IRB at December 31, 2001 is $6,533.

2001 Report of Management & Independent Auditors' Report

The Board of Directors and Stockholders Fastenal Company:

Management is responsible for the integrity and accuracy of the consolidated financial information included in this report. Management believes these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Sates of America. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods reported.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting control. This system is designed to provide reasonable assurance assets are safeguarded and transactions are appropriately authorized and included in the financial records in all material aspects. The design of this system recognizes errors or irregularities may occur and estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes the Company's accounting controls provide reasonable assurance errors or irregularities material to the consolidated financial statements are prevented or would be detected in a reasonable time period.

The Audit Committee, comprised of members of the Board of Directors who are not employees of the Company, meets periodically with the independent auditors and management of the Company to discuss internal accounting control, auditing and financial reporting matters. The Audit Committee recommends the selection of the independent auditors, who are then appointed by the Board of Directors, subject to ratification by the shareholders. The independent auditors, KPMG LLP, conduct an independent audit of the consolidated financial statements

Robert A. Kierlin

Robert A. Kierlin
Chairman of the Board and Chief Executive Officer

Daniel L. Florness

Daniel L. Florness
Chief Financial Officer and Treasurer

The Board of Directors and Stockholders Fastenal Company:

We have audited the accompanying consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fastenal Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, *Business Combinations,* on July 1, 2001.

KPMG LLP

Minneapolis, Minnesota
January 18, 2002

Officers

Robert A. Kierlin
Chairman of the Board and
Chief Executive Officer

Willard D. Oberton
President and Chief Operating Officer

Nicholas J. Lundquist
Vice-President of Sales

Daniel L. Florness
Chief Financial Officer
and Treasurer

Stephen M. Slaggie
Secretary

Directors

Michael M. Gostomski
President and Chief Executive Officer
Winona Heating & Ventilating Company
(sheet metal and roofing contractor)

Michael J. Dolan
Self Employed Business Consultant

Robert A. Hansen
Associate Professor of Marketing and Logistics
Management, Carlson School of Management,
University of Minnesota

Robert A. Kierlin

Henry K. McConnon
President
Wise Eyes, Inc.
(eyeglass retailer and wholesaler)

Willard D. Oberton

John D. Remick
President and Chief Executive Officer
Rochester Athletic Club, Inc.
(health club)

Stephen M. Slaggie

Reyne K. Wisecup
Human Resource Manager
Fastenal Company Services

Corporate Information

Annual Meeting
The annual meeting of shareholders
will be held at 10:00 a.m.,
Tuesday, April 16, 2002,
at Corporate Headquarters,
2001 Theurer Boulevard,
Winona, Minnesota

Corporate Headquarters
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-1500
Phone: (507) 454-5374
Fax: (507) 453-8049

Legal Counsel
Faegre & Benson LLP
Minneapolis, Minnesota

Streater & Murphy, PA
Winona, Minnesota

Form 10-K
A copy of the Company's 2001 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to shareholders upon written request to the Secretary of the Company at the address listed on this page for the Company's corporate headquarters.

Copies of our latest press release, unaudited supplemental Company information and monthly sales information (beginning with October 2000 sales) are available at the Fastenal Company World Wide Web site at: www.fastenal.com

Auditors
KPMG LLP
Minneapolis, Minnesota

Transfer Agent
Wells Fargo Bank Minnesota, National Association
Minneapolis, Minnesota

FASTENAL®
INDUSTRIAL & CONSTRUCTION SUPPLIES

TAKE ADVANTAGE OF THESE INDUSTRIAL SERVICES

TOOL & HOIST REPAIR



SPECIAL MANUFACTURING



INTEGRATED LOGISTICS


FASTENAL

BAND SAW BLADE WELDING



CUSTOM PACKAGING





CUT TO LENGTH CHAIN & CABLE



HOSE CRIMPING



CUTTING TOOL REGRIND



MATERIAL MANAGEMENT



CAD STOREROOM DESIGN

Over 1,100 Branches in all 50 States, Canada, Mexico, Puerto Rico & Singapore!

Buy it Online

www.fastenal.com

Corporate Headquarters:
2001 Theurer Blvd. • Winona, MN 55987
Phone: 507-454-5374 • Fax: 507-453-8049

9700571